Exhibit (a)(1)(L)

Interoffice Memorandum

To:	Distribution

From:	Stock Plan Administration

Date:	July 1, 2010

Re:	IMPORTANT REMINDER—One-Time Share Option Exchange Program
Our records show that you have not made an election with respect to ProLogis’ share option exchange program (the “Offer”). The deadline for making an election is July 9, 2010, 6:00 a.m. U.S. Mountain Time.
The Offer is described in the Offer to Exchange to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash (the “Offer to Exchange”) and the related documents that available on the ProLogis Offer website at https://prologis.equitybenefits.com. To log onto the website, you must enter [PASSWORD INFORMATION]. If you choose to participate in the Offer, you can elect to do so via the website or via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5761 (eligible participants located in either France or Poland may submit their elections only via facsimile).
Please understand that you do not need to wait until the final exchange ratios are determined to make your election. You will have an opportunity to change your election, if you so choose, once the final exchange ratios are determined after the close of the New York Stock Exchange on Thursday, July 8, 2010.
Your participation in the Offer is completely voluntary. If you do not elect to participate, the share options you hold will remain outstanding subject to their current terms. Questions about the Offer, requests for assistance with the election process and/or the ProLogis Offer website or requests for a copy of the Offer to Exchange or other related documents should be made by email to Stock Plan Administration at stockplan@prologis.com or by calling Stock Plan Administration at (303) 567-5277 or (915) 298-6650.